Black Momma Tea and Cafe Job Creation & Small Business.mp4 (1m 57s)
https://jotengine.com/transcriptions/lmRBifXKEez0ZKZud4cuGA
1 speaker (Vanessa Braxton)

[0:00:12]
Vanessa Braxton: Hello. I'm Vanessa Braxton, CEO/President of Black
Momma Teas a
nd Caf, which happens to be the physical extension of Black Momma
Brands, whic
h consists of Black Momma Vodka, Black Momma Mixers, Black Momma Teas,
and Black
 Momma Agaves. And it's all made by this black momma. We are organic,
vegan, kos
her, non-GMO, and biodegradable products, so just to let you know,
what we're th
inking about is the environment and all of us collectively purchasing
something
that's manufactured in the U.S.A. In addition, we're going to use
other products
 in our tea facilities, as well as in our stores, that are made right
here in th
e U.S. So we're creating jobs, we're manufacturing, and we're giving
good, healt
hy products. Now, Starbucks is the great purveyor of coffee. Well,
Black Momma T
eas and Caf is a great purveyor of teas. We make boba tea. We cut and
sift. We
 have our own blends. We have our own tea bags. We also make a tea-
quilla. How y
ou like that? Take your time. Go to our website. Buy a couple of
products. Taste
 it. But definitely, if you want to enjoy this ride, invest in Black
Momma Teas
and Caf. We're going to definitely bring Black Momma and all the other
brands
[0:01:51]